MINNESOTA SOCCER HOLDINGS

2021 Report

Dear investors,

The importance of the community owners' financial investment in Minnesota Aurora cannot be understated. Your investment has allowed club leadership to be ambitious and hold the club's values of accessibility and opportunity at the center of its decision-making (even when those values cost money). At the same time, club leadership has taken seriously its responsibility to be stewards of that investment and is working to generate ongoing, sustainable sources of revenue, including sponsorships as well as ticket and merchandise sales.

Further, the strong financial position of the club has drawn the attention of so many others, including the local business community, in ways that open the doors to an innumerable number of exciting opportunities. Whether it is public sponsorships and service agreements or invitations to participate in public events and joint-marketing opportunities, your investment in the club has opened doors for Minnesota Aurora we never dreamed of last year. Thank you!

We need your help!

More than anything, we need your continued enthusiasm. We absolutely cannot wait to see you in TCO Stadium this summer. Your passion for women's soccer and support for the exciting roster of young players Minnesota Aurora is assembling is invaluable. We want to see you in Minnesota Aurora colors, and we want you to enjoy every minute of this club that you made happen.

We also want your input. This spring you will be asked to elect two community owners to serve on the club's Board of Directors. We want you to elect individuals who reflect your values and will bring meaningful contributions to the club's leadership team. We will also be launching multiple community-led advisory communities to help ensure that important decisions are made in collaboration with and are reflective of your aspirations for Minnesota Aurora.

Sincerely,

Matt Privratsky

Co-Founder, Board Member

Susan Earle

CFO

Wes Burdine

Cofounder

Allie Reinke

Board Member

Andrea Carroll-Franck

Board Member and Co-Founder

Andrea Yoch

President and Co-Founder

Our Mission

We want a professional women's soccer team. Our goal is to launch this pre-professional team and take it to the highest levels of women's soccer.

See our full profile

How did we do this year?

Report Card

A+

The Good

- An incredible response from the public helped us raise $1 million from thousands of community members.
- We've recruited a phenomenally talented coaching staff and are building a strong front office team.
- With strong support from community owners we've created an elite opportunity for players regardless of their financial means

The Bad

- With limited time available, club founders have numerous community engagement projects still on hold.
- With a strong applicant pool, the process of hiring staff has taken longer than expected.
- Community-owner board elections and advisory committee appointments have taken longer than expected.

2021 At a Glance

March 17 to December 31


$$$$

$42,667
Revenue



-$129,922
Net Loss


IOU!

$18,812
Short Term Debt



$1,039,523
Raised in 2021



$846,289
Cash on Hand
As of 03/29/22

We ❤ Our 2971 Investors

Thank You For Believing In Us

Chang Xiong
Michael Engeldinger
Nathaniel Adams Jr
Richard M Santay
Denis Tiong
Stanley. Evans
Luke Walther
Kristal L Rutledge
Bjork Ostrom
Pete Clossin
Nick Barkley
Kelsey Splinter
Celeste Marin
Kadyn Sharpe
Janell Haugen
Natalie Kolander
Wes Burdine
Scott Severson
Betsy Van Cleve Stiegler
Kassie Cooke
Sean Gohman
Katy Preston
Justin Porter
Jacob Wager
Ryan Skiles
Thaddaeus Dahlberg
Carson Abbott
Maddie Swanson
Austin Stair Calhoun
Joe A.
Donny Franks
Jeffrey Metzger
Xavier Martine
William Powers Jr.
Kevin Fnb
Brian Dopp
Dane Jensen
Lauren Sexton
Julie Murray Ziegler
Dody Moore Kettler
Lisa Davies Henderson
Monica J Bryand
Amanda Nodolf
Matt Savage
Earl Thomas
Marcos Javier Soria
Jamin Johnson
Andrea Carroll-Franck
Bonita Sorenson
David Waldorf
Eric Renn
Abby Ferri
Sara Temte
Gregory Montgomery
April Boxeth
Sheri McGruder
Corey & Holly Burrington
Meredith Hilgeman
Jessica Malone
Andrew Klanderud
Clara Hance
Mai Yang
John Law
Krissy Wright Quinn
Neil Goodspeed
Steve Lindley
Thomas C Ortmeier
Kimberly O'Conor
Tony Lopez
Kevin Hansen
Ann Schattenberg
Samantha Mac Donald So...
Sarah Munson
Grant Gibson
Ka Vang
Joao Medeiros
Joe DeLisi
Jon Knutson
Sarah And David Landt
Matt Scroggins
Molly Leutz
Amanda Tempel
Christine Sarkes
Jori Shore
David Green
Chris Maier
Alex Pendar
Yannick Lesaout
John Ramos
C Hawkey
Sandra K Radeke
Tara McLane
Elizabeth Warner
Sofia Ingersoll
Chayci Peck
Anna Jeanne Schliep
Brian Thomson
Benjamin Brunson
Tyler Clark
Brett Ahlgren
Lauren Rieger
Gretel Stern
David Sotro
Samuel Aaron FRY
Ryan McGary
Mitch Rhoads
Megan Hill
Mark Bennett
Bryan Strawser
Lynn Beldus
Jody Newberg

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Amber Weise
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Stephanie Sporcich Tonso...
Casey Mullan
Deb Jacobson
Brett Clark
Laura Roddy
William G Schroepfer
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Matthew Rasor
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Cheryl Robertson
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Federico Pastorino
Mercy Quentin
Tim O'Brien
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Kelly Merriman
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Nelson Cruz
Gail Peterson
Roxanne Charchian
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Ashe DALLY
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Michael Dominowski
Suz Tod
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Antoinette Mula
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Nolan James Carlson-Ste...
Chantelle Rasmussen
Wilson Maceno
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Tanner Carlson
Angel Ingles
Britt Okland
Stephanie Fore
Sandra Bodensteiner
Adam Struck

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Randy McCallum
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Don Do
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Stanleys Hockey
Jeremiah Nnadede
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Ginger Radke - Erika Fortin
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Jarred And Brianne Samp...
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Sara Fehresti
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Turquoise Phillips
Colbey Haney
Faisa Ahmed
Kimberly Berger
Katie Channing
Eddy VUONG
Traci Jasperson
Adriana Fernandez
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Caleb Gochenour

Rebecca Tamas
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David Pagel
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Nox Voortella
Andy Cornelius
Vincent Scott
Anna OConnor
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Danielle Cabot
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Tu Anh Dam
David Smith
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Isaiah Lufkin
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Kristen Pavelka
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Danielle Perez-Gazitua
Cara Cruzen
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Michele Gitzen
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Katie Muller
Georgia Cloopfil
Fabian Reyes
Thomas Childers
Jake Borgerding
Martha Matsumoto
Barry Abblett
Anne Becker
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Mike Brandes
Lindsay Amys-Roe
Gage Zastrow
Michael LeBoeuf

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Brayan Fandino
Edmond Ngeh
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Denis Tilong
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Thomas Felton
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Jill Disrud
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Monica Weltzien
Gwendolyn Simon
Gregory Ortmeier
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Jerry Will
Gary Elfert
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Lisa M Kemp
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Benjamin Brenna
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Jake Hemmesch
Elizabeth Grygar
Kay Reimer Vogel
Derek Hooten
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Alex Haeg
Maren Ortmeier
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Juliao Apaixonado
Ryan Zumsen
Kevin Miller
Julianna Alex
Mike Henning
John Njoku
Jeanne Olson
Melanee Meegan
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Emily Oran Johnson
Maria Carolina De Araujo ...
Mac Vander Eyk
Chrissy Barr
Jonathan Parra
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Steven L. Halverson
Cindy Pawlicki
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Shawn Wes
Jessica Greenawalt
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Baubak Azar
India Burton
Janet Hawn
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Maria Hidalgo
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Anne Carroll And Bruno F...
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Ellie Jackson
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David Maas
Jose Retamoza
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Yung Lu
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Jeffrey Kuhn
Bruce Drewlow
Lisa Martinson
Scott Campbell
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Mary Hansen
Greg Margolis
Rachel Johnson
Max Traynor
Jerry Gale

Jack Edwards
Andrea Yoch
Brian Herbert
Jeremy Sarder
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Jared Cantrell
Mike Rostampour
Sarah Kipling Lightner
Suzie Smith
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Debbie Star King
Emilee Cocuzzo
Brian Moen
Jung Min Park
Matt Ullom
Carson Vann
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Laura Fulton
Anthony Domanico
Brian Sweeney
Chris Davis
Aaron Sergeinan
Marie Maurer
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James Galand Warden
Emily Carr
Lisa Gross Crees
Candace Kist-Tahmasian
Kristy Thiel
Yaj Xay Ntxhais
Camilla Johansson
Kathryn Selin
Brandon McNeely
Richard Simons
Richard Shirk
William Koehler
Michael Mueller
Andy Smith
Beth Ulrich
Susan Young
Isabel Tomb
Benjamin Brenna
Mike Erickson
Clara Anne
Ian Leighly
Carrie Quast
Mary Beth Mohn
Enrique M. Munoz Villarreal
Parker Smith
Nubia N. Esparza
Jenny Howell
Thomas Schultz
Eric Stelter
Scott Davidson
Joyce Leatherman
Jeff Petersen
Erin Green
Paul Tuite
Kathryn Caskey
Stefan Shepherd
Ira Pollack
William Kalmoe
Kevin Incitti
Scott L Demeranville
Gretta Stritesky
Meagan Weber
Nikki Ibis
Melanie Nietupski
Jane Hartwig
Sadie Knickrehm
Matt Wells
Christine Dorgan
John Piscitiello
Lisa Theis
Nikolay Megits
Jack McFarland
Christi Opseth
Heather Gehrke
Logan Julstrom
Kelly Volk Kirk
Connie Meyer
Glen Carpenter
Zachary Keim
Andrew Carney
Farah Famouri
Zanna Jackson
Kristen G Marttila
David Malenfant
Ben Nottleson
William Olson
Mk Verdun
Chris Martin
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Carole Mette
Peter Yuen
Rebecca Mitchell
Edward Larson
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Michael Tillman
Erik Vorhes
Thomas Case
Bethany Hyde
Cassondra Diemert
Seth Treptow
Renae Coddington
Travis Brouillard
Lindsay Giese
Kristofer Scheid
Craig Larsen
Elizabeth West

Sarah Goodspeed
Erin Maidl
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Hannah Bowlin
Parker Holmboe
Ryan Yoch
Terry Johnson
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Dennis Jolley
Rupesh Sharma
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Casie Siekman
Haley Safranski
Porfirio Godinez
Kendra Arnold
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Kathleen Olsen
Lowell And Judy Carpenter
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Tammy Lauer
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Danielle Flora
Matt Callahan
Scott Viar
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Jackie Howells
Joshua Ruhnke
Vicki Krebs
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James R Gearhart
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Nicolas Martinez
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Susan Vandenberg
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Khou V
Todd Lindblom
H Mathieson
Flannery Clark
Mai Anh Kapanke
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Brian Karpen
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David Fandrich
Patrick Hynes
Jamie E Perez
Stephanie Heier
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Janet Frisch
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Michaela Smalley
Angie Reid
Harry E Clow III
Sam Johnson
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Sean Murray
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Jen Dolen
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Rose Lacher-Hall
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Kelly Herrera
Michelle Ridder
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Sean O
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Ann Li
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Kevin Goodno
Nan Leekley
Renee Roy
Jordan Crute
Lydia Ihekoronye
Bill Mogg
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Debra Welken
Craig Martin
Brenna And Austin Bush...
Sam Mattson
Tracy Perlman
Ari Hillman
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Ian Kontonen
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Danny Charles
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Jenessa White
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Andrew Lilly
Danielle Lilly
Mark Sleiter
Ben Pierson
Sarah Swafford
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Aimee Allison Hein
Matthew Olson
Scott Gohmann
Megan Verdeja
Jason Grigsby
Pamela C Wright
Gregg Curtis
Matthew T Segura
Seth Bomber
Pierre F Laban
Ferrol Rome
Jayson Krebsbach
Manny Munson-Regala
Emily Gerbner
Maria McCullum
Anne Wigdahl
Upasana Sunil Arvindam
Terry Lee Rausch
Janine Marderian
Bogdan Mihalache
Amy Kondziolka
Karl Holloway
Andrew Norell
Michael And Chelsea Bear...
Joshua Hagan
Tim Holtgrewe
Jarrett Parker Yehlen
Jane Gerber
Mary Quinn McCallum
Chris Elliott
Colin Fenwick
Kristina Jager
Robert E Becker
Peter Hundt
Laura Brown
Rob Shellman
Melissa A Coleman
Michelle Keohane
Korey STRAUS
Naman Atreya
Michelle Roman
Michelle Ahrens
Jeffrey Abrahamson
Lauren E Johnson
Andy Nordin
Bryn Chambers
Adam L Beck
Carol Frisch
Nichole Tiggs
Kenwon Tran
Deanne Beaudet
Mike Nevergall
Morgan Truong-Waldorf
Max Simpson
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Joel Hahnke
Jessica Dailey
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Rob Schleicher
Mark Wilbur
Geoff Roth
Erin Chambers
Jason Rivers
Alan Michael Dowling
Angela Goens
Jillian Clarke
Alan Eleria
Robyn Craig
Heidi Goettl
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Megan Gulik
Amos Johnson
Penny Spence
Josiah Kamande
Scott MEEK
William Anderson
Erin Jorich
Harold Heinze
Lindsey Barela
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Caroline Parks
Milan Jordan
Charles U Ihekoronye
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Emily Jacobson
Jeni Henry
Emily Hamberg
James Matuzak
Daniel Elias
Christine M Johnson
Leigh Finke
Fiona Donnelly
Nancy Dorsa
Patrick Tanis
Erik E Orwoll
Ann E. Greenawalt
Lauren Smith
Jean M Holewa
Tina Pfau Gonzales
Aaron Huisenga
Anthony Pignataro
Jeffrey L Blackburn
Dan Wade
John Zwier
Samuel T Neisen
Theresa Hartson
David Bloomquist
Austin Virasy-Ertelt
Laura Schmitt
Joshua McKay
Katy Gerdes
David Zeller
Betsy Minion
Brian Catrine
Clare Koppel
Michelle Weinberg
Heather Gibbs
Bruce Mcguire
Erin Bowley
Morgan Schmidt
Peter Horstman
Sasha Yunginger
Matthew Lindorfer
Maxwell Page
Gregory R. Smith
Angela Jesse
Michael Nordby
Erin Bryan
Drew Johnson
Diane Karp
Jessica DeWeerth
Michael Engelhardt
Christopher C Cole
Anthony Scinicariello
Abby Conover
Dan Sundquist
Jacob Edholm
Abby Kangas
Tom Hein
John Udland
Mary Beth Barry
Maureen Shea
Debra Noll
Dylan Russell
Peg Hilbrands
Bailey Boraas
Sarah Jansen
Mike Guillou
Joel Weingart
Scotia MacNeil
Marissa G
Anne Beaton
Caroline Crinion
Phillip Hutcheson
Alexander Burton
Jori Shore
David Thurston
Mark Levine
Ahroon Yoch
Chris White
Mac Ideson
Raul Garcia III
Johannah Braun
Cass DuCharme
Paul Omernik
Harry Appolon
Matthew McConico
Meghan Styles
Amit Bhargava
Joan Gunderson
Laura Lee Moffett
Dennis SENNE
Jean Marie Koppes
Kelsey Chapman
Olivia Kack
Anne Krisnik
Lori Wolff
Katharine Rauk
Erin Gondeck
Artika Renee Tyner
Allison Lipsher
Diane Murray
Diane Anderson
Gena McCannon
Kelly Shea
Bill Boulger
Christopher Foote
Jamie Bradfield
Christopher Boys
Katrina Gerenz
David Effertz
Jon Phenow
Lorri Talberg
Joanne Peterson Mbagwu
David Guggina
Andrea Martin
Jonathan Omann
Tom Karp
Alicia Smith
Jeremy Vann
Thomas C Wald
Jennifer Melton
Emily Menk
Deborah Roiger
Gerald F Uhlig
Tyler Mear
Keiko Sugisaka
Charles VanWynbergen
Alyssa Stevenski
Le Spencer Walker
Judson Lohman
Zachary Clifton
Geoff Wilson
Lori Lindsey
Joshua And Tisha Colton
Andrew Koch
Daniel Pollock
Nathaniel Naranjo
Joan Murphy
Karen Powers
Michael Mattison
Callum Krause
Elizabeth DeVries
Jeffrey Peters
Paul Anderson
Jason O'Keane
Eric Hanson
William Childs
Ariah Fine
Sophia Thompson
Jason Polinder
Caitlyn Stenerson
Aaron M Vanderwall
Anastasia Smolenski
Phil Kaasa
Sami Banat
Neville Eclov
Steven Walker
Michelle McGovern
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Jim Porter
Jeffrey Martin
Steven Lust
Madeline Wertish
Tedd Ringhofer
Emily Queen
Maggie Buchinger
Mary Caringello
Sarah Hinde
Sarah J. Jurewicz
Tommy Van Wylen
Mike Walter
Patricia Conroy
Ryan McDonald
Wade L McEwen
John Manuel
Shelley Peterson
Charlie Piotrowski
Michael Goggin
Marian Kramer
Catherine Schmitz Coullia...
Kris Peterson
Kimberly Gillette
Christine M Durler
Lisa Franklin
Monique and Mat Lindquist
Shantel Branch-Fleming
Joan James

Scott McDonald
Jim Kowitz
John Frazier
Jessie Keckeisen
Nick Boreen
Christine Bjornstal
Guyo Kotile
Brynn Sias
Trentan Daley
Vanessa Haffton
Alexander Schultz
Aimee Falkum
Anthony Nagorski
Richard Sobaski
Serena Cram
Nancy Onkka
Liz And Will Allen
Holly Conley
Hillary Birchem
Jacob Cunningham
Stephanie Paasch
Sean Carnahan
Jess Glover
Mary Schmidt
Melissa Sue Mayo
Maximiliano Cervantes
Jacob Knaus
Sonia Keeney
Mary McDonnell
James Schultz
Deborah Ryan
Adam Fisher
Eric Foster
Jonathan Hendrickson
Kelly Beck-O'Sullivan
Daniel Kottke
Jolene Chrzaszcz
Elysia Peltzman
Audrey Vidmar
Carli Stark
Ani McDonnell
Katherine Brink
Katherine Miller
Matthew Dressler
Jack Belvedere
Ryan Olson
Jean Wennerlyn Johnson
Andrew Baugher
Jennifer DeBettignies
Bridget Bayley
Christopher Krusmark
Timothy Schmidt
Ian Short
Matthew Lowenbraun
Valbona Bushi
Kathy & Tim Ball
Hannah Payne
Joel McReynolds
Justin Therriault
Brigette Rol
Jennifer Haskamp
Margie Albert
Valerie Danielson
Grace Cramer
Jena R Magee
Elesha Peterson Carr
Calvin Ziegler
Elizabeth Radzwill
Dan Krause
Dawnette Snyder
Melissa Crees
Skyler N Ruetz
Kelly Doudna
Margaret Lane
Oumar Dieng
Amy Vasseur
Jennifer Mayerle
Brett Levaas
Peter Mayer
Ximena E Saunders
Adrienne WALTS
Dani Horan
Jennifer Billig
Mazaney Hodapp
Cree Foster
Timothy Franzen
Aj Anderson
Jason Blackowiak
Carrie Menk
Mary B Doyle
Patrick Layde
Robert Erlandson
Erin Delaney
Arthur Cormac Suel
Jason A Cardinal
Stephen Courtney
Willow Stevens
Dustin Becher
Tasha Ostendorf
Jenny Leija
Neal Uitto
Saarika Ketkar
Michelle Farhat
Vennessa Weinzierl
Sarah Lehmeier
Dana G. Williams
Sarah Graves
Kristen Gray
Megan A Jekot
Emily Cizinski
Scott Cooper
Ashley Conrad
Patrick S Schuler
Chelsey Jahnke
Jaimie Zehrer
Dawn Cameron
Daniel Katzenberger
Nora Slawik
Natalie Shaw
Zain Gillani
Barbara Friend
Amanda Kraus
Jason Lonstein
Gabriel Philibert
Victoria Murchison
Sarah Key
Elaina Grabowski
Caroline McFadden
Jon North
Jennifer Frahm
Brian Lewandowski
Jodi Pope
Matt Belanger
David Kix
Meghan Burian
Erica L Gilbert

Brianna Menning	Anna Esten	Holly Cox	Nicole Donoso	Erik Lindberg	Barbara Merrill	Colleen M Dolphin
Greg Heberlein	Robin Verheyen	Oliver Ni	Carolyn Kweon	Richard Strobel	Melissa Elumba	Joseph Samoita
Molly Moilanen	Kamie Page	Shannon Hill	Bud Snead	Anne Jensen	Diana G Pierce	Andrew Humiston
Susan Michaletz	Erin Van Heirseele	Bill Dokken	Tim Quealy	Linda Wong	Barbara Jeanetta	Nathanael Zell
Diana Elhard	Jenny Ackerson	Mark Strandberg	Sam Bauman	Amanda Fortner	Debra Picotte-Hargreaves	Heron Hargreaves
Tim Hereid	Dave Carlson	Brittany Pearson	Jessica Reemsnyder	Heather Haakenson	Bill Gillette	Janey Atchison
Jean S Captain	Peggy Dora Kuempel	Colleen Baltutis	Theodore Gelderman	Hannah Yokom	Mark Gilbert	Danielle D'Alessandro
Steve Erickson	Alexandra Morris	Eve Purnell	Patty Kroulik	Lawrence J Panas	Linda Krefting	Kathleen Sparks
Nic Puechner	Leah John	Mallory O'Brien	Aedan Haack	Adele Keith	Frank A (Al) Hester	Annaliese Raasch
Peter Nikolai	Anne Mavity And Tom Ful...	Jeremy Van't Hof	Ruth Lindeke	Aoife Megaw	Miranda Kasel Olson	Ann Scharfenberg
Madison Vandenberg	Eric Erickson	David Vinje	Eric Weber	Arthur Allen	Mark Ernst	Brad Thorson
Tom Blades	Tony Holland	Garry Hart	Omar Avelino Morocho Es...	Mike Crawley	Amy Kannapel	Brent Delgado
Zeek Weeks	Mollie Brauer	Jane Ahlf	Dia Lee	Michael Cleveland	Maria Milagros R. Liden	Daven Mehta
Cameron Razi	Dakota Siler	Katie Sacker	Kjell Hokanson	Colton Ngumoha	Kelley Coykendall	Alena Geffner-Mihlsten
Jonathan Wayne Greener	Justin Helmer	Sarah Borchers	Abraham Opoti	Ethan Fawley	Elizabeth K Johnson	Hadley Shearer
Kristin Conroy	Rebecca Gillaspie	Amy Smith	Rajendra Pandey	Lorelei Strasburger	Shawn Laird	Danielle Strasburger
Eva Strasburger	Jonathan Bredin	Conor Simons	Mary R Madden	Julie Hieggelke	Zvi Geffen	Gail Fagerstrom
David Johnson	Nate Schmidt	Erin Smith	Steven Nelson	Kevin Sands	Jeffrey Rogers	Alexander M Warden
Nora Nell Hamburge	Bruno Franck	Andrea Bergman	Sarah Graves	Daniel Katzenberger	Steven Bergman	Brian Goldner
Grant Peterson	Sarah Kuenle	Joel Vos	Courtney Mota	Kelly Taverna	Chris Reinke	Og Hames
Marci Kang	Guadalupe Cruz	Joseph Robinson	Nada Taha	Gabriel De Los Rios	Rhonda Schwartz	Matthew Williams
Cole Schwartz	Erin Bloxham	Katarina Schwartz	Zachary Forschler	Andrew Laing	Ken Schwartz	Stewart Smith
Sarah Lambert-Fulton	Sheryl Long	Elizabeth Stanczyk	Jaron Freyberg	Jan Poehland	Anthony Hilligoss	Dianna Hunt
Benjamin A Stewart	Perry Laskaris	Christa Poeschel	Chris Medrano	Devon Holstad	Katherine Johnson	Michael Oliver
Micheal Delgado	Lisa Fulton	Gary Robinson	Lynell Bergdahl	Jeff Rulland	Barbara Halak	Bayardo Lanzas
Elle Gilbert	Judson Herrig	Layci Gunderson	Adolfo Barrera Gonzalez	Greg Pallo	Tami Howard	Judy Havnen
Scott Allen Lunder	Paul Evenson	Willard Boet	Julia Classen	Deena Magnuson	James V Hernandez	Judith K Puhl
Julie Magnuson	Sarah Key	Karen Touchi-Peters	Connor Fleming	Katie Western	Connie Rigwald	Jessica Meyer
Victoria Olan	Anissa Monteon	Jessica Goulet	Susanna Melas	Michael M Jacobsen	Kenneth Colston	Seth Mooney
Jesse Lee Atkinson	Jack Lonstein	Jane Connelly	Danielle Kronebusch	Amanda Stringer	Chau Ta U Auch Ca Rollin...	Cindy Archer-Burton
Kelsey Trainor	Anne Woody	Alexander Roth	Karleen Corliss	Elisabeth Fix	David Munter	Elizabeth Griffin
Colin Hall	Stephanie Alexander	Kelsey Reinke	Kristen Perry	Jennie Szorcsik	Elissa Volkman	Bradley Weber
Urji Amin	Hadley Swaggert	Hermes T Cervantes	Michael Gregory Tschida	Andrew Hayden	Robert Ellison	Chris Walker
Kay Risacher	Magdalene White	Conrad Lichty	Ibrahim Jedal	Drew Nelson	Julie A Kemna-Edner	Victoria Bares
Mark Gray	Sean Higgins	Heather Goldberg	Patrick Lam	Jeff Seifert	Eric Edwardson	Zachary J Luther
Emily Tritabaugh	Rick Davison	Cameron Carlson	Manuel Jordan	Juliet Carlson	Martha Streng	Kyle Nannenga
Dustin Bennis	Mary F Powers	Debra Erickson	Eric Sorenson	Barry Walhof	Helen & Jeff Bureau	Erin Riley Strong
Caleb Thilges	Fue Lee	Nicholas Gadbois	Ryan Breon	Michael D Pedersen	Matt Hoffman	Karen Calicdan
Alexander Wepsala	James Scriven	Tanner Swenson	Julia Maus	Tim Carter	Jennifer Barshack	Alison Lienau
Mike Gouin	Ray Albrecht	Kristina McLaughlin	Cathy And Steve Saxum	Stephanie Yang	Janis Goller	Arlene De La Cruz
Kristopher Marius Johnson	Katherine A Murray	Sam Ruhlin	Diane Bergman	Laura Sommars	Coley Lehman	D Scott Dibble
Warren Goldman	Mary Heller	Mary Heller				

Thank You!

From the Minnesota Soccer Holdings Team



Andrea Yoch
President and Co-Founder



Susan Earle
CFO



Elisa Vicuna
Co-Founder, Board Member



Andrea Carroll-Franck
Co-Founder, Board Member



Wes Burdine
Co-Founder, Board Member



Matt Privratsky
Co-Founder, Board Member



Allie Reinke
Co-Founder



Rob Spence
Co-Founder



Matthew Bergeron
Co-Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Allie Reinke	Graphic Design @ Marani	2021
Andrea Carroll-Franck	Youth Development @ Public Allies Twin Cities	2021
Andrea Yoch	Marketing @ Andrea Yoch & Co	2021
Matt Privratsky	Politics @ City of Saint Paul	2021
Wes Burdine	Restauranteur @ Black Hart of Saint Paul	2021

Officers

OFFICER	TITLE	JOINED
Susan Earle	CFO	2021
Andrea Yoch	President	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Andrea Yoch	35,000 Class A Shares	28.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2021	$5,000	Common Stock	Section 4(a)(2)
03/2021	$30,000	Common Stock	Section 4(a)(2)
03/2021	$5,000	Common Stock	Section 4(a)(2)
12/2021	$999,523		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common	3,000,000	40,000	Yes
Class A Common	7,000,000	85,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Shares in MSH will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from

applicable state and federal registration requirements, which exemption prohibits any transfer of your Class B Shares for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the MSH shares. As a result, you not be able to liquidate your investment in the Class B shares and therefore, should be prepared to assume the risks of an investment in MSH for an indefinite period of time.

The Class B share price and valuation were arbitrarily determined by the Board and management of MSH, considering the state of the Company's business development and the general condition of the industry in the MSH and the Franchise will operate. The offering price doesn't have any direct relationship to the actual value of the assets, net worth, or other objective value criteria of MSS or the Franchise

While the MSH Board and Mangers will engage investors on a broad variety of club matters, including naming, branding, etc., the Class B investors have limited voting rights and will need to rely on Managers for all decisions relating to the day to day operation of MSH and the Franchise. In addition, investment in MSH is structured to be made through a special purpose entity that is managed by a "Lead Investor." Although the Lead Investor is required by law to vote the Class B shares in accordance with the directions of the investors, investors will not be able to directly vote their shares in MSH. Accordingly, you should not invest in this offering unless you are willing to entrust your voting rights to the Lead Investor.

MSH may need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous investor.

MSH has been organized to own and operate a womens' soccer franchise (the "Franchise") to compete in the W-League, a newly reorganized pre-professional women's soccer league overseen by the United Soccer League (USL). There is a risk that the W-League may not be successful and MSH and the Franchise may be unable to continue operating.

The professional, pre-professional, and amateur athletics market in Minnesota is incredibly competitive, and the Franchise will compete for attendance, viewership and advertising revenue with a wide range of other entertainment and recreational activities available to potential consumers. There can be no assurance that MSH or the Franchise will be able to compete effectively, including with companies that may have greater resources than it. There is a risk that MSH and the Franchise will struggle financially and never return a profit for their investors.

The ongoing COVID-19 pandemic poses significant risks to competitive athletics, including the risk of actions that may be taken by government authorities to contain the outbreak, including the imposition of limitations on fan attendance and potential shutdowns and the lost revenues associated therewith. The impact on the Franchise's fans, sponsors and suppliers, other impacts to the business, and our ability to sufficiently manage and mitigate the strategic and operational impact of such events cannot be predicted and could have a negative impact on MSH and the Franchise.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Andrea Yoch and Susan Earle are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Minnesota Soccer Holdings, GBC ("MSH" or the "Company") is organized as a public benefit corporation under Minnesota Statutes Chapter 304A. As such, it exists to pursue a general public benefit with a particular focus on support women's soccer in Minnesota and, as such, will prioritize allocation of its resources towards that public benefit instead of towards returning profit to its shareholders.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to

have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but the Company's Articles of Incorporation do not provide for such pre-emptive rights and no such opportunity can be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

The holders of a majority-in-interest of voting rights in the Company (the "majority shareholders") may vote their shares in ways with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other shareholders, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the majority shareholders may change the terms of the Articles of Incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The majority shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The principal shareholders have the right to redeem their securities at any time. Principal shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In the event that the Company issues or enters into convertible debt, SAFES, or other outstanding options or warrants, and the rights of the holders or such instruments are exercised, or if new awards are granted under any equity compensation plans that may be adopted by the Company, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if the majority shareholders vote to cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, if we perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Minnesota Soccer Holdings, PBC

- Minnesota Public Benefit Corporation
- Organized March 2021
- 0 employees

1218 Summit Ave
Saint Paul MN 55104

http://www.mnwoso.com

Business Description

Refer to the Minnesota Soccer Holdings profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Minnesota Soccer Holdings is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.